Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

September 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

Attention: Thomas Jones / Sherry Haywood

Re:	Laser Photonics Corporation
Registration Statement on Form S-1, File No. 333-261129

    REQUEST FOR ACCELERATION OF EFFECTIVENESS

    Requested Date: September 29, 2022
    Requested Time: 5:00 pm, Eastern Time

Ladies and Gentlemen:

Laser Photonics Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-261129), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 p.m. Eastern time on September 29, 2022, or as soon thereafter as possible.

Please contact Thomas Twedt of Lucosky Brookman LLP at (202) 415-1890 or Ernest M. Stern of Culhane Meadows PLLC at (301) 910-2030 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Twedt or Mr. Stern by telephone when this request for acceleration has been granted.

Sincerely yours,

LASER PHOTONICS CORPORATION

/s/ Wayne Tupuola
Wayne Tupuola
Chief Executive Officer